UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

February 10, 2023

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

TABLE OF CONTENTS

REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2022 ON FORM 6-K

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ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts Expressed in US Dollars)

	Note	March 31, 2022 (Audited)	September 30, 2022 (Unaudited)
Assets
Current assets
Cash at banks		$101,719	$319,717
Accounts receivable, net		194,138	473,361
Inventories, net		1,238,316	109,506
Amounts due from related companies	4	324,337	326,842
Prepaid expenses and other current assets		224,392	219,721
Total current assets		2,082,902	1,449,147

Other assets
Equity Investment	5	—	562,000
Right-of- use assets		759,314	570,958
Property, plant and equipment, net		10,659	5,443
Total other assets		769,973	1,138,401

Total assets		$2,852,875	$2,587,548

Liabilities and Stockholders' Equity
Current liabilities
Bank loans		$462,029	$1,310,646
Accrued expenses and other current liabilities		234,408	148,131
Lease liabilities, current		139,137	75,389
Total current liabilities		835,574	1,534,166

Non-current liabilities
Bank loans, non-current		366,653	—
Lease liabilities, non-current		709,248	613,825
Total non-current liabilities		1,075,901	613,825
Total liabilities		1,911,475	2,147,991

Stockholders' equity
Ordinary shares, 50,000,000 shares authorized at par value of $0.001 each; 17,547,118 and 17,679,618 shares issued and outstanding at March 31, 2022 and September 30, 2022, respectively		17,547	17,680
Additional paid-in capital		2,115,207	2,703,081
Accumulated losses		(1,367,834)	(2,411,300)
Accumulated other comprehensive income		176,480	159,828
Total stockholders' equity		941,400	469,289
Non-controlling interest		—	(29,732)
Total equity		941,400	439,557

Total liabilities and stockholders' equity		$2,852,875	$2,587,548

 The accompanying notes are an integral part of these consolidated financial statements.

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ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts Expressed in US Dollars)

		Six-month Period Ended
	Note	September 30, 2022 (Unaudited)	September 30, 2021 (Unaudited)

NET SALES	6	$749,216	$932,646

Cost of sales		(627,285)	(246,346)

Gross profit		121,931	686,300

General and administrative expenses	7	(328,997)	(599,404)
Research and development expenses		(206,012)	(121,375)
Selling and marketing expenses		(558,396)	(273,831)

Total operating expenses		(1,093,405)	(994,610)

Operating loss		(971,474)	(308,310)

Loss on disposal of a subsidiary	8	(544,676)	—
Other income, net		17,733	119,211
Interest income		378	65
Interest expense		(20,470)	(16,568)

Total other income (expenses), net		(547,035)	102,708

Loss before income taxes		(1,518,509)	(205,602)

Income tax credit (expense)		9,003	(3,989)

Net loss		(1,509,506)	(209,591)

Other comprehensive loss
Foreign currency translation adjustment		(16,652)	8,233

Comprehensive loss		$(1,526,158)	$(201,358)

Net loss attributable to:
Ordinary shareholders		$(1,478,039)	(209,591)
Non-controlling interest		(31,467)	—

		$(1,509,506)	$(209,591)
Loss per ordinary share
- Basic and fully diluted (cents)		$(8.37)	$(1.22)

Weighted average number of shares outstanding
- Basic and fully diluted		17,652,541	17,145,000

The accompanying notes are an integral part of these consolidated financial statements.

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ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Amounts Expressed in US Dollars)

1.	These financial statements, including the consolidated balance sheet as of March 31, 2022, which was derived from audited financial statements, do not include all the information and notes required by US Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022.

2.	In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending March 31, 2023.

3.	The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at meetings of directors.

For the Company’s non-wholly owned subsidiary, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Place of incorporation	Date of incorporation	Business engaged in	Effective ownership as of March 31 2022	Effective ownership as of September 30, 2022
Zhong Yuan Bio-technology Holdings Ltd.	Cayman Islands	July 5, 2016	Investment holding	100%	100%
China Bio-technology Holdings Ltd.	Republic of Seychelles	June 27, 2016	Investment holding	100%	100%
Zhong Yuan Bio-technology (Hong Kong) Limited	Hong Kong	June 13, 2016	Investment holding	100%	100%
Zhong Yuan Bio-technology (Shenzhen) Limited	PRC	June 10, 2014	Investment holding	100%	100%
Bao Feng Bio-technology (Beijing) Limited (“BF Beijing”)	PRC	August 30, 2012	Nervonic acid research, development of nervonic acid based herbal and chemical drugs, and sale of health supplements containing nervonic acid	100%	100%
Beijing Baofeng Internet Bio-technology Co., Limited (“BF Internet”)(1)	PRC	May 23, 2022	Sale and marketing of nervonic acid-based health supplements	0%	51%
Dandong Bao Feng Seedling Technology Co., Limited (“Dandong BF”)(2)	PRC	March 11, 2019	Research, development, and growing of Acer truncatum seedlings	100%	0%

(1)	BF Internet was established on May 23, 2022 and is owned 51% by BF Beijing and 49% by a shareholder of the Company.
(2)	BF Beijing sold its 100% interest in Dandong BF on September 30, 2022.

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4.	Amounts Due from Related Companies

Amounts due from related companies were unsecured, non-interest bearing and repayable on demand and consisted of the following:

	As of
	March 31, 2022	September 30, 2022
Dunhua Acer Truncatum Seedling Planting Co. Ltd.	$169,212	$—
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	77,506	326,842
Ai Rui Tai Ke Fertilizer Co. Ltd.	53,791	—
Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd.	23,828	—
	$324,337	$326,842

As of September 30, 2022, the amount due from Zhong Yuan Nervonic Acid Bio-technology Co. Ltd. included cash consideration of $140,500 (RMB1,000,000) for the sale of the 100% interest in Dandong BF that was fully settled in October 2022.

5.	Equity Investment

The Company adopted Accounting Standards Codification (“ASC”) 321 “Investments – Equity Securities” and accounts for an equity investment without a readily determinable fair value that does not qualify for the practical expedient to estimate fair value in accordance with ASC 820 “Fair Value” at its cost minus impairment, if any.

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6.	Segment Information

The Company was engaged in two business segments - sale of nervonic acid-based health supplements and sale of acer truncatum seedlings - for the six-month periods ended September 30, 2022 and 2021.

	Six-month period ended
	September 30, 2022 (Unaudited)	September 30, 2021 (Unaudited)
Net Sales
Sale of nervonic acid-based health supplements	$749,216	$621,933

Sale of Acer truncatum seedlings	—	310,713

Total	$749,216	$932,646

Cost of Sales
Sale of nervonic acid-based health supplements	$116,987	$39,887

Sale of Acer truncatum seedlings	510,298	206,459

Total	$627,285	$246,346

Gross Profit (Loss)
Sale of nervonic acid-based health supplements	$632,229	$582,046

Sale of Acer truncatum seedlings	(510,298)	104,254

Total	$121,931	$686,300

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7.	Stock-Based Compensation

On May 4, 2020, the Company granted cashless options (the “Options”) to purchase 6,000,000 (pre-reverse stock split) or 600,000 (post-reverse stock split) ordinary shares of the Company at $0.05 (pre-reverse stock split) or $0.5 (post-reverse stock split) per share to Ms. Fung Ming Pang, the Company’s CFO and director. The Options vested 50% at the time when the Company’s ordinary shares began trading on the OTCQB (July 15, 2021) and 50% on July 15, 2022 and are exercisable for five years after the date of vesting.

The fair value of 600,000 (post-reverse stock split) Options was calculated using the Black Scholes model with the following assumptions:

Valuation date (the date of granting)	May 4, 2020	May 4, 2020
Number of shares	300,000	300,000
Vesting date	July 15, 2021	July 15, 2022
Maturity date	July 15, 2026	July 15, 2027
Fair value per share	$1.00	$1.00
Exercise price per share	$0.50	$0.50
Risk free rate	0.46%	0.46%
Dividend yield	0.00%	0.00%
Exercise multiple	2.80	2.80
Expected terms (years) from the date of granting	6.20	7.20
Expected volatility	48.73%	47.74%
Value per Option	$0.611983	$0.632

The non-cash stock-based compensation expense of $54,506 and $223,661 was included in general and administrative expenses for the six-month period ended September 30, 2022 and 2021, respectively.

As of September 30, 2022, there were 300,000 Options outstanding, issued, and vested.

8.	Related Party Transaction – Disposal of a Subsidiary

On September 30, 2022, the Company’s PRC subsidiary, BF Beijing, sold its 100% interest in Dandong BF to Zhong Yuan Nervonic Acid Bio-technology Co. Ltd., of which Mr. Yu Chang, father of Ms. Ting-ting Chang, CEO and director of the Company, is a director and has a controlling interest, in exchange for cash consideration of RMB1 million ($140,500) and a 7% equity interest in Yanbian Bao Feng Bio-technology Co., Ltd. (“Yanbian BF”) that was valued at RMB4 million ($562,000). The consideration and net assets of Dandong BF at the date of disposal on September 30, 2022 were as follows:

Consideration	RMB	$
Fair value of the 7% equity interest in Yanbian BF	4,000,000	562,000
Cash	1,000,000	140,500
Total	5,000,000	702,500
Analysis of assets and liabilities disposed:
Property, plant and equipment		2,401
Right of use assets		21,770
Accounts receivable		102,284
Inventories, net		615,009
Prepaid expenses and other current assets		18,965
Cash at banks		1,264
Accrued expenses and other current liabilities		(42,150)
Lease liabilities – non-current		(4,817)
		714,726
Release of exchange reserve		39,132
Release of pre-acquisition accumulated losses		493,318
		1,247,176
Total sale consideration		702,500
Loss on disposal of a subsidiary		544,676

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations of the Company for the six-month period ended September 30, 2022 and for the comparable period ended September 30, 2021, and its financial condition as of September 30, 2022, should be read in conjunction with the Company’s unaudited Consolidated Statements of Income and Comprehensive Income for the six-month periods ended September 30, 2022 and 2021, and its unaudited Consolidated Balance Sheet as of September 30, 2022 and the notes thereto that are included elsewhere in this Report on Form 6-K. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations, and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

OVERVIEW

Nature of Operations

Zhong Yuan Bio-Technology Holdings Limited (“ZY Holdings” or the “Company”), through its subsidiaries, is engaged in the business of developing and marketing nervonic acid-based health supplements and sales of acer truncatum seedlings. ZY Holdings together with its subsidiaries are collectively referred to as the “Company.”

Share Exchange

On August 31, 2019, ZY Holdings closed on a share exchange (the “Share Exchange”) with Zhong Yuan Investment Limited (“Zhong Yuan Investment”), a Seychelles company limited by shares. Prior to the exchange, Zhong Yuan Investment owned 100% of the shares of China Bio-Technology Holdings Limited (“China Bio”), a company organized under the laws of the Republic of Seychelles. Under the Share Exchange Agreement, ZY Holdings issued 161,500,000 shares to Zhong Yuan Investment in exchange for a 100% equity interest in China Bio. As a result of the Share Exchange, China Bio is now a wholly owned subsidiary of ZY Holdings. Immediately following the closing of the Share Exchange, the Company had 170,000,000 ordinary shares outstanding, 95% of which were owned by Zhong Yuan Investment.

The Share Exchange has been accounted for as a reverse acquisition using the purchase method of accounting, with no goodwill being recognized. ZY Holdings (the legal acquirer) has been considered the accounting acquiree and China Bio (the legal acquiree) the accounting acquirer.

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Reorganization of China Bio

In and around January 2018, China Bio completed a reorganization of its legal structure. The reorganization involved the incorporation of China Bio and its wholly owned subsidiaries, Zhong Yuan Bio-Technology (Hong Kong) Limited (“ZY HK,” previously known as Hua Hong Powerloop Technology (Hong Kong) Limited, a holding company incorporated on June 13, 2016 under the laws of Hong Kong) and Zhong Yuan Bio-Technology (Shenzhen) Company Limited (“ZY Shenzhen,” a holding company established on June 10, 2014 under the laws of the People’s Republic of China (“PRC”) and previously known as Shenzhen Chuang Feng Clear Energy Company Limited) and the transfer of all equity ownership of Bao Feng Bio-Technology (Beijing) Limited (“BF Beijing,” previously known as Beijing Yuan Bao Feng Century Agricultural Technology Limited, an operating company incorporated on August 30, 2012 under the laws of the PRC) to ZY Shenzhen from the former shareholders of BF Beijing.

On January 19, 2018, ZY Shenzhen entered into an agreement to acquire 100% of the equity ownership of BF Beijing for a total cash consideration of $1,351,500 (RMB8,500,000) from the former shareholders of BF Beijing. To fund ZY Shenzhen’s acquisition of BF Beijing, these former shareholders agreed to provide an interest-free loan to China Bio which in turn provided an interest-free loan to ZY Shenzhen of the same amount of $1,351,500 (RMB8,500,000). For the purpose of this transaction, in January 2018, these former shareholders had established a majority ownership in China Bio whose shares were issued and paid up by way of capitalization of the said interest-free loan of $1,351,500 provided by these former shareholders. China Bio indirectly holds a 100% equity interest in ZY Shenzhen through ZY HK. On February 13, 2019, ZY Shenzhen received approval from the Economic and Trade Bureau of Beijing, the PRC, of the acquisition of BF Beijing.

Since China Bio and its subsidiaries have effectively been controlled by the same group of shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions have been accounted for as a recapitalization of BF Beijing with no adjustment to the historical basis of the assets and liabilities of BF Beijing, and the operations were consolidated as though the transaction occurred as of the beginning of the first accounting period presented in these financial statements.

Reverse Stock Split

On July 24, 2020, the Company completed a one-for-ten reverse stock split of the Company’s ordinary shares (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the authorized share capital of the Company was decreased from 500,000,000 ordinary shares with a par value of $0.0001 each to 50,000,000 ordinary shares with a par value of $0.001 each, and the number of issued and outstanding ordinary shares was decreased from 171,450,000 shares to 17,145,000 shares.

Private Placements

On December 13, 2019, the Company closed on the sale of 1,450,000 ordinary shares, at a purchase price of $0.10 per share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

On November 17, 2020, the Company sold 50,000 ordinary shares (post-Reverse Stock Split), at a purchase price of $1.00 per share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act.

On April 29, 2022, the Company sold 100,000 ordinary shares to an unrelated party, at a purchase price of $4.00 per ordinary share, and in June 2022, the Company sold 20,000 ordinary shares to then current shareholders, at a purchase price of $4.00 per ordinary share and 12,500 ordinary shares to unrelated parties, at a purchase price of $5.00 per ordinary share, pursuant to private securities offerings conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, ordinary shares were offered and sold solely outside the United States to investors who are not U.S. Persons, as defined in Regulation S.

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Cancellation of Shares

On November 17, 2020, the Company acquired 25,000 ordinary shares (post-Reverse Stock Split) from one of the shareholders of the Company for a total consideration of $25,000. These shares were thereafter cancelled.

On November 18, 2020, the Company acquired 25,000 ordinary shares (post-Reverse Stock Split) from one of the shareholders of the Company for a total consideration of $25,000. These shares were thereafter cancelled.

Formation of Beijing Baofeng Internet Bio-technology Co., Limited (“BF Internet”)

On May 23, 2022, BF Internet was established 51% and 49%, respectively, by BF Beijing and a shareholder of the Company. The principal activities of BF Internet are to sell and market nervonic acid-based health supplements.

Sale of Dandong Bao Feng Seedling Technology Co., Limited (“Dandong BF”)

On September 30, 2022, the Company’s PRC subsidiary, BF Beijing, sold its 100% interest in Dandong BF to Zhong Yuan Nervonic Acid Bio-technology Co. Ltd., of which Mr. Yu Chang, father of Ms. Ting-ting Chang, CEO and director of the Company, is a director and has a controlling interest, in exchange for cash consideration of RMB1 million ($140,500) and a 7% equity interest in Yanbian Bao Feng Bio-technology Co., Ltd. (“Yanbian BF”) that was valued at RMB4 million ($562,000). Total sale consideration was RMB5 million ($702,500).

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RESULTS OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements of the Company that are included in this Report on Form 6-K.

For the Six-Month Periods Ended September 30, 2022 and 2021

Revenue

Total revenue was $749,216 and $932,646 for the six-month periods ended September 30, 2022 and 2021, respectively. The decrease in total revenue of $183,430 or 19.7% over the period resulted from the following:

(i)	the increase in sales of nervonic acid-based health supplements by $127,283 or 20.5% over the period that was attributable to an increase in our online promotional activities of channeling customers to buy our products online and an increase in sale and marketing activities through a newly established subsidiary, BF Internet;

(ii)	no sales of Acer truncatum seedlings were recognized for the six-month period ended September 30, 2022 as compared to $310,713 sales of Acer truncatum seedlings for the six-month period ended September 30, 2021. The local Dandong government issued restrictive COVID-19 lockdown measures, which did not allow for the delivery of Acer truncatum seedlings out of Dandong nor the ability for customers to visit onsite before placing any orders.

Cost of Sales

Total cost of sales was $627,285 for the six-month period ended September 30, 2022, as compared to $246,346 for the comparable period in 2021. The increase in total cost of sales of $380,939 or 154.6% resulted from the increase in the cost of sales of Acer truncatum seedlings by $303,839 or 147.2% and the increase in the cost of sales of nervonic acid-based health supplements of $77,100 or 193.3%. The cost of sales of Acer truncatum seedlings of $510,298 for the six-month period ended September 30, 2022 was inventory provision for slow-moving seedlings whereas there was no such inventory provision for the six-month period ended September 30, 2021. In addition, the cost of sales of nervonic acid-based health supplements increased over the period because of the increase in sales of new products introduced in 2022 which have lower profit margins but higher production costs, as compared to the older products.

Gross Profit

Total gross profit decreased from $686,300 for the six-month period ended September 30, 2021 to $121,931 for the six-month period ended September 30, 2022, a decrease of $564,369 or 82.2%, primarily due to the provision for slow moving Acer truncatum seedlings of $510,298 for the six-month period ended September 30, 2022.

Gross profit for sales of nervonic acid-based health supplements for the six-month periods ended September 30, 2022 and 2021 was $632,229 and $582,046, respectively, an increase of $50,183 or 8.6%. Gross profit margin for the sales of nervonic acid-based health supplements for the six-month period ended September 30, 2022 was 84.4%, as compared to a 93.6% gross profit margin for the corresponding period in 2021. The decrease in gross profit margin of 9.2% was attributable to the increase in sales of lower margin products over the period.

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Total Operating Expenses

Total operating expenses increased from $994,610 for the six-month period ended September 30, 2021 to $1,093,405 for the six-month period ended September 30, 2022. The increase of $98,795 or 9.9% was attributable to the increase in research and development expenses of $84,637 and the increase in selling and marketing expenses of $284,565, which were offset by the decrease in general and administrative expenses of $270,407 over the period.

a)	General and Administrative Expenses

Total general and administrative expenses for the six-month periods ended September 30, 2022 and 2021 was $328,997 and $599,404, respectively, that included a non-cash stock-based compensation charge of $54,506 and $223,661, respectively. Excluding the non-cash stock-based compensation charges, general and administrative expenses was $274,491 and $375,743, respectively, for the six-month periods ended September 30, 2022 and 2021. The decrease of $101,252, or 26.9% over the period was mainly due to legal, professional, and application fees incurred during the six-month period ended September 30, 2021 in connection with the listing of the Company’s shares on the OTCQB market, whereas there were no such related expenses incurred for the six-month period ended September 30, 2022.

b)	Research and Development Expenses

Total research and development expenses for the six-month period ended September 30, 2022 was $206,012, as compared to $121,375 for the comparable period in 2021. The increase of $84,637 or 69.7% over the period was mainly attributable to an increase in the number of research and development personnel and in resources spent for research and development over the period.

c)	Selling and Marketing Expenses

Total selling and marketing expenses was $558,396 and $273,831 for the six-month periods ended September 30, 2022 and 2021, respectively. The increase of $284,565 or 103.9% mainly resulted from the significant increase in online promotion activities over the period.

Other Income (Expenses), net

Other income (expenses), net decreased from $119,211 for the six-month period ended September 30, 2021 to $17,733 for the six-month period ended September 30, 2022. The significant decrease of $101,478 or 85.1% was mainly due to the inclusion of $119,847 from technical support service income for the six-month period ended September 30, 2021, whereas there was only $8,417 of technical support income for the comparable period in 2022.

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Net Loss – GAAP and Non-GAAP

Net loss for the six-month periods ended September 30, 2022 and 2021 was as follows

	Six-month Period Ended
	September 30, 2022 (Unaudited)	September 30, 2021 (Unaudited)

Net loss under US GAAP	$(1,509,506)	$(209,591)
Adjustment:
Non-cash stock-based compensation expense	54,506	223,661

Net income (loss) as Non-GAAP calculation	$(1,455,000)	$14,070

Management believes that providing the adjusted non-GAAP calculation of net income (loss) provides a better period-to-period comparison for the reader.

For the six-month period ended September 30, 2022, the Company had a net loss of $1,455,000 compared to a net income of $14,070 for the comparable period in the prior year. The increase in net loss of $1,469,070 resulted primarily from (i) the decrease in net sales of $183,430; (ii) the increase in cost of sales of $380,939; (iii) the increase in total operating expenses after excluding the non-cash stock-based compensation expense of $267,950; and (iv) recognition of a loss on disposal of a subsidiary of $544,676 for the six-month period ended September 30, 2022 whereas no such loss was incurred in the corresponding period in 2021.

Liquidity and Capital Resources

As of September 30, 2022, the Company had cash of $319,717, total current assets of $1,449,147, and total current liabilities of $1,534,166. Net current liabilities were $85,019 and working capital ratio was 0.94. As of September 30, 2022, the Company’s total assets and total liabilities amounted to $2,587,548 and $2,147,991, respectively. As of September 30, 2022, the Company’s total stockholder’s equity amounted to $469,289 and its gearing ratio (bank loan divided by stockholder’s equity) was 279.3%.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 13, 2023	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

/s/ CHANG, Ting Ting
Name: CHANG, Ting Ting Title: Chief Executive Officer

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